January 3, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”)

Response to Comment Letter received November 30, 2007 (the “Comment Letter”)

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

Please note that the Company is in the process of preparing correspondence to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) containing responses to the Comment Letter (the “Company Response Letter”), and is also preparing an Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”).

The Company hereby informs the Commission that it plans to file the Company Response Letter on or about January 11, 2008.

Additionally, the Company respectfully requests that it be permitted to review any subsequent comments the Staff may have to the responses set forth in the Company Response Letter prior to filing the Form 20-F/A, such that the Company may reflect any subsequent Staff comments in the Form 20-F/A.

The Company will keep the Commission updated on its progress with respect to the Company Response Letter and the Form 20-F/A.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443, or Michael Latimore, Chief Financial Officer for the Company at 678-287-8450.

Sincerely,

/s/ James W. FitzGibbons
James W. FitzGibbons Chief Accounting Officer, CDC Corporation